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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Dupree Linda (Last) (First) (Middle)		02/03/03

	142 West 57th Street (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Arbitron Inc. (ARB)		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
New York, NY 10019-3300 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Non-Qualified Stock Option (right to buy)		04/04/06			Common Stock	8,000		$20.9500		D

	Non-Qualified Stock Option (right to buy)		04/05/06			Common Stock	8,000		$21.3500		D

	Non-Qualified Stock Option (right to buy)		04/06/06			Common Stock	8,000		$21.600		D

	Non-Qualified Stock Option (right to buy)		10/20/09			Common Stock	1,501		$23.9100		D

	Non-Qualified Stock Option (right to buy)		10/20/09			Common Stock	500		$23.9100		D

	Non-Qualified Stock Option (right to buy)		10/22/07			Common Stock	2,502		$23.9800		D

	Non-Qualified Stock Option (right to buy)		11/20/05			Common Stock	834		$25.1100		D

	Non-Qualified Stock Option (right to buy)		10/03/06			Common Stock	2,002		$30.0500		D

	Non-Qualified Stock Option (right to buy)		10/21/08			Common Stock	2,002		$32.8600		D

	Non-Qualified Stock Option (right to buy)		10/21/08			Common Stock	667		$32.8600		D

Explanation of Responses:

/s/ Dolores L. Cody, Attorney-in-Fact	February 24, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints WILLIAM J. WALSH, DOLORES L. CODY, PATRICIA O’DONNELL and JAMES P. DWYER and each of them, to be the undersigned’s true and lawful attorney-in-fact for thirteen months from the date hereof to:

(1)	execute for and on behalf of the undersigned a Form 3 reflecting the undersigned’s initial beneficial ownership of Arbitron Inc. (the “Company”) reportable on such form, including any amendments to the Form 3; and

(2)	execute for and on behalf of the undersigned any Form 144, Form 4 or Form 5 or any amendments to such forms reporting any changes in the undersigned’s beneficial ownership of the Company’s equity securities reportable on such form; and

(3)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete or amend any such Form 3, Form 144, Form 4 or Form 5 and to effect the timely filing of such form with the United States Securities and Exchange Commission and any other authority; and

(4)	execute for and on behalf of the undersigned any registration statements on Form S-8 and any amendments (including post-effective amendments) thereto relating to the Company’s employee benefit plans, provided that any registration statement or amendment in final form is first reviewed by my attorney-in-fact; and his or her name, when thus signed, shall have the same force and effect as though I had manually signed the registration statement and/or amendment; and

(5)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever necessary and proper to be done in the exercise of any of the rights and powers herein granted, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned hereby revokes any and all powers of attorney previously granted by the undersigned relating to the subject matter of this Power of Attorney.

     The undersigned has caused this Power of Attorney to be executed as of this 23rd day of January, 2003.

/s/ Linda Dupree Linda Dupree